Exhibit 12


                CAROLINA TELEPHONE AND TELEGRAPH COMPANY
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Thousands of Dollars)


                                             Three Months Ended
                                                  March 31,
                                             ------------------
                                                (Unaudited)

                                              1994         1993
                                              ----         ----

Net income (loss)                         $ 20,570     $ (7,464)

Capitalized interest                           (37)         (16)

Income tax provision (benefit)               9,751       (3,125)
                                          --------      --------

Subtotal                                    30,284      (10,605)

Fixed charges
   Interest charges                          5,291        5,657
   Interest factor of operating rents          400          627
                                          --------     ---------

Total fixed charges                          5,691        6,284
                                          --------     ---------

Earnings, as adjusted                     $ 35,975     $ (4,321)
                                          ========     =========

Ratio of earnings to fixed charges            6.32        (0.69) (1)
                                              ====        ======










NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income (loss) less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.

(1) Earnings as computed for the ratio of earnings to fixed charges were inadaquate to cover the fixed charges for the three months ended March 31, 1993. The amount of the coverage deficiency was $10,605,000. In the absence of the nonrecurring merger and integration costs of $41,700,000 recorded during the period, the ratio of earnings to fixed charges would have been 5.95.